UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:   VII Peaks Co-Optivist Income Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

4 Orinda Way, Suite 125A

Orinda, CA 94563

Telephone Number (including area code):

(855) 889-1778

Name and address of agent for service of process:

Business Filings Incorporated

108 west 13th Street

Wilmington, DE 19801

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:  YES ☒     NO ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf of the city of Orinda and state of California on the 13th day of September 2017.

VII PEAKS CO-OPTIVIST INCOME FUND

By:	/s/ Gurpreet S. Chandhoke
Gurpreet S. Chandhoke
Chief Executive Officer

Attest:	/s/ Michelle E. MacDonald
Michelle E. MacDonald
Secretary